

April 21, 2023

Chad L. Kalmakoff
Chief Financial Officer
Baytex Energy Corp.
2800, 520 — 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3

>   **Re: Baytex Energy Corp.**
>   **Registration Statement on Form F-4**
>   **Filed April 7, 2023**
>   **File No. 333-271191**

Dear Chad L. Kalmakoff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Unaudited Pro Forma Consolidated Financial Information, page 147

1. We note that you refer to transactions contemplated by the Merger Agreement as "Transactions," and transactions contemplated by the debt commitment letter as "Financing Transactions," in describing the composition of your pro forma illustration and elsewhere in the filing. Please replace references to "Transactions" with "Merger Transactions" or another term that will similarly convey its nature and provide differentiation. Please revise your pro forma statement of position and pro forma statement of income to present adjustments for the Merger Transaction and the Financing Transaction(s) in separate columns and group your descriptions of pro forma adjustments in Notes 5 and 6 under corresponding subsection labels.

2.   Although you present a column you label "Presentation conforming adjustments - IFRS", you appear to have included certain adjustments to conform the pro forma financial information presented for Ranger to IFRS and Baytex accounting policies in the "Pro forma adjustments" column based on the descriptions in Note 5.a., 5.e.and 6.b. For example, it is unclear whether the adjustments included in Note 5.a., relating to the reversal of an impairment charge or a change in the discount rate on asset retirement obligations are Merger Transaction adjustments. All adjustments not directly related to the Merger Transaction or the Financing Transaction(s) should be presented in a separate column in your pro forma statement of financial position and pro forma statement of income. Please refer to Rule 11-02 of Regulation S-X, including the implementation guidance in Rule 11-02(b)(4) of Regulation S-X, and revise your presentation to include such adjustments in a separate column or in the "Presentation conforming adjustments - IFRS" column. In addition, include a separate column depicting Ranger's financial information prepared in accordance with IFRS and conforming to Baytex accounting policies preceding the Merger Transaction and Financing Transaction(s) columns.

Note 4. Estimated Preliminary Purchase Equation, page 154

3.   We note your allocation of the purchase price to the fair value of net assets of Ranger includes an allocation of $213.3 million to working capital. Please revise to allocate this amount to the specific assets and liabilities included in the working capital amount.

4.   We note you have assigned fair value to a deferred income tax asset when allocating the purchase price consideration; however, it is not presented on the pro forma statement of position as it appears to have been fully offset by deferred tax liabilities as indicated in Note 4.E. Please expand Notes 4.E and 5.f. to quantify all components which make up the single adjustment to reduce deferred tax liabilities.

General

5.   We note disclosure at page 109 in the Annual Report on Form 10-K filed by Ranger Oil Corporation for the fiscal year ended December 31, 2022 that the information required to be disclosed in Part III will be filed as an amendment to the Form 10-K within 120 days after the end of the fiscal year covered by the Annual Report on Form 10-K. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael S. Telle